Exhibit 12
MGIC INVESTMENT CORPORATION
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(in thousands, except for ratio data)

	Year ended December 31,
	2008	2007	2006	2005	2004

(Loss) income before taxes and equity investees	$(937,729)	$(2,234,654)	$525,328	$656,493	$591,777

Distributions from equity investees	22,204	51,512	150,549	144,161	82,300

Net (loss) earnings	(915,525)	(2,183,142)	675,877	800,654	674,077

Fixed charges:
Interest expense	65,660	41,130	38,473	39,905	40,046
Amortization of debt expense	5,504	856	875	1,186	1,085
Rent expense (1/3) (reasonable approximation of the interest factor)	4,074	3,888	3,624	3,694	3,911

Total fixed charges	75,238	45,874	42,972	44,785	45,042

Net (loss) earnings and fixed charges	$(840,287)	$(2,137,268)	$718,849	$845,439	$719,119

Ratio of net (loss) earnings and fixed charges to fixed charges	(1)	(1)	16.7	18.9	16.0

(1)	Total earnings were insufficient to cover fixed charges by $915.5 million and $2.2 billion in 2008 and 2007, respectively. Total losses for 2008 included an approximately $1.9 billion increase in net loss reserves. Total losses for 2007 included an approximately $1.5 billion increase in net loss reserves, approximately $1.2 billion associated with establishing a premium deficiency reserve on our Wall Street bulk transactions, $466 million for the impairment of our entire interests in C-BASS and $50 million for the impairment of a note from C-BASS.